                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549



                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                               Amendment No. 1


                              BEA SYSTEMS, INC.
                              -----------------
                              (Name of Issuer)


                                COMMON STOCK
                                ------------
                       (Title of Class of Securities)


                                 073325 10 2
                                 -----------
                               (CUSIP Number)


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                       (Continued on following pages)


                              Page 1 of 9 Pages

      CUSIP No. 073325102         13G                Page 2 of 9 Pages

1     NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus Ventures, L.P.         I.D. No. 13-3784037

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [_]

                                                              (b)  [X]
-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
-----------------------------------------------------------------------------
        NUMBER OF         5     SOLE VOTING POWER
         SHARES                     - 0 -
      BENEFICIALLY
        OWNED BY         -----------------------------------------------------
          EACH            6     SHARED VOTING POWER
        REPORTING                   32,847,577
         PERSON          ----------------------------------------------------
          WITH            7     SOLE DISPOSITIVE POWER
                                    - 0 -
                         ----------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                    42,093,554
-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        42,093,554/1/
-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        62.79%
-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

        PN
-----------------------------------------------------------------------------
 ---------------------

/1/ Assumes conversion into voting Common Stock of the maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently holds 24,270,000 shares of Voting Common Stock and 17,823,554 shares of Class B Non-Voting Common Stock.

       CUSIP No. 073325102         13G               Page 3 of 9 Pages

1     NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus & Co.      I.D. No. 13-6358475

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [_]

                                                              (b)  [X]
-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-----------------------------------------------------------------------------
        NUMBER OF         5     SOLE VOTING POWER
         SHARES                     - 0 -
      BENEFICIALLY
        OWNED BY         -----------------------------------------------------
          EACH            6     SHARED VOTING POWER
        REPORTING                   32,847,577
         PERSON          ----------------------------------------------------
          WITH            7     SOLE DISPOSITIVE POWER
                                    - 0 -
                         ----------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                    42,098,554/2/
-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        42,098,554/1/,/2/
-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        62.8%
-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

        PN
-----------------------------------------------------------------------------
 ---------------------

/1/ Assumes conversion into voting Common Stock of the maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently holds 24,270,000 shares of Voting Common Stock and 17,823,554 shares of Class B Non-Voting Common Stock.

/2/ Warburg, Pincus & Co. may be deemed to beneficially own 5,000 shares included herein that are held by its asset management affiliate.

           CUSIP No.073325102        13G        Page 4 of 9 Pages

1     NAME OF REPORTING PERSON
      S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         E.M. Warburg, Pincus & Co., LLC      I.D. No. 13-3536050

-----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                              (a)  [_]

                                                              (b)  [X]
-----------------------------------------------------------------------------
3     SEC USE ONLY

-----------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

         New York
-----------------------------------------------------------------------------
        NUMBER OF         5     SOLE VOTING POWER
         SHARES                     - 0 -
      BENEFICIALLY
        OWNED BY         -----------------------------------------------------
          EACH            6     SHARED VOTING POWER
        REPORTING                   32,847,577
         PERSON          ----------------------------------------------------
          WITH            7     SOLE DISPOSITIVE POWER
                                    - 0 -
                         ----------------------------------------------------
                          8     SHARED DISPOSITIVE POWER
                                    42,093,554
-----------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        42,093,554/1/
-----------------------------------------------------------------------------
10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-----------------------------------------------------------------------------
11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        62.79%
-----------------------------------------------------------------------------
12    TYPE OF REPORTING PERSON*

        OO
-----------------------------------------------------------------------------
 ---------------------

/1/ Assumes conversion into voting Common Stock of the maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently holds 24,270,000 shares of Voting Common Stock and 17,823,554 shares of Class B Non-Voting Common Stock.

   CUSIP No. 073325102               13G              Page 5 of 9 Pages

Item 1.
   (a) Name of Issuer:  BEA Systems, Inc. (the "Issuer")

   (b) Address of Issuer's Principal Executive Offices:

       2315 North First Street, San Jose, CA 95131

Item 2.
   (a) & (b) Name of Person Filing; Address of Principal Business Office:

          This statement is filed by and on behalf of (a) Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("WPV"); (b) Warburg, Pincus & Co., a New York general partnership ("WP"); and (c) E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC"), which manages WPV. WP, as the sole general partner of WPV, has a 20% interest in the profits of WPV. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. The members of EMW LLC are substantially the same as the partners of WP. The business address of each of the foregoing is 466 Lexington Avenue, New York, New York 10017.

  (c)  Citizenship:  Not applicable.

  (d)  Title of Class of Securities:  Common Stock

  (e)  CUSIP Number:  073325 10 2

Item 3.
       Not applicable.

Item 4.  Ownership
  (a)  Amount Beneficially Owned:

       42,098,554 shares as of December 31, 19981,2

  (b)  Percent of Class:  62.8%, as of December 31, 1998.
---------------------

/1/ Assumes conversion into voting Common Stock of the maximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently holds 24,270,000 shares of Voting Common Stock and 17,823,554 shares of Class B Non-Voting Common Stock.

/2/ Warburg, Pincus & Co. may be deemed to beneficially own 5,000 shares included herein that are held by its asset management affiliate.

   CUSIP No. 073325102               13G              Page 6 of 9 Pages

  (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote:

       - 0- shares.

          (ii)  shared power to vote or to direct the vote:

       32,847,577 shares

          (iii) sole power to dispose or to direct the disposition of:

       - 0 - shares.

          (iv) shared power to dispose or to direct the disposition of:

       42,098,554 shares/1/,/2/

Item 5.   Ownership of Five Percent or Less of a Class
  Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
  Not applicable.

Item 8.   Identification and Classification of Members of the Group
  Not applicable.

Item 9.   Notice of Dissolution of the Group
  Not applicable.

Item 10.  Certification
  Not applicable.
---------------------

/1/ Assumes conversion into voting Common Stock of themaximum number of shares of Class B Non-Voting Common Stock as is permitted pursuant to the Issuer's Amended and Restated Certificate of Incorporation (49% of Voting Common Stock). The Reporting Person currently holds 24,270,000 shares of Voting Common Stock and 17,823,554 shares of Class B Non-Voting Common Stock.

/2/ Warburg, Pincus & Co. may be deemed to beneficially own 5,000 shares included herein that are held by its asset management affiliate.

   CUSIP No. 073325102               13G              Page 7 of 9 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                              Date:  February 9, 1999

                              WARBURG, PINCUS VENTURES, L.P.

                              By:  Warburg, Pincus & Co.,
                                   General Partner



                              By: /s/ Stephen Distler
                                 -----------------------------------
                                   Stephen Distler
                              Its: Partner



                              WARBURG, PINCUS & CO.



                              By: /s/ Stephen Distler
                                 -----------------------------------
                                   Stephen Distler
                              Its: Partner



                              E.M. WARBURG, PINCUS & CO., LLC



                              By: /s/ Stephen Distler
                                 -----------------------------------
                                   Stephen Distler
                              Its: Member

   CUSIP No. 073325102               13G              Page 8 of 9 Pages

                                    EXHIBITS

Exhibit 1 Joint Filing Agreement, dated February 9, 1999, among the signatories to this Schedule 13G.

   CUSIP No. 073325102               13G              Page 9 of 9 Pages

                                                                       Exhibit 1


                             JOINT FILING AGREEMENT
                          PURSUANT TO RULE 13d-1(f)(1)

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

     Dated:  February 9, 1999

                              WARBURG, PINCUS VENTURES, L.P.

                              By: Warburg, Pincus & Co.,
                                  General Partner


                                  By:  /s/ Stephen Distler
                                     -----------------------------------
                                       Stephen Distler
                                  Its: Partner

                              WARBURG, PINCUS & CO.


                              By: /s/ Stephen Distler
                                 -----------------------------------
                                   Stephen Distler
                              Its: Partner

                              E.M. WARBURG, PINCUS & CO., LLC


                              By: /s/ Stephen Distler
                                 -----------------------------------
                                   Stephen Distler
                              Its: Member